Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Statement of DGSFP on change to Aegon’s group supervision and legal domicile

September 8, 2023

Aegon has continued its stakeholder engagement in advance of its Extraordinary General Meetings of shareholders on September 29 and September 30, 2023 on the proposed change of Aegon’s legal domicile to Bermuda and transfer of its group supervision from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA). During this process of engagement, questions were raised regarding the role of the Spanish regulator, the Dirección General de Seguros y Fondos de Pensiones (DGSFP), and in particular whether it was considered that the DGSFP would become group supervisor instead of the BMA, while maintaining Aegon’s legal domicile in the Netherlands. After becoming aware of such feedback, the DGSFP provided the following statement in this respect:

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“In November 2022, the merger of the Dutch business of Aegon N.V. (hereinafter ANV or the Group) with ASR (Dutch insurance company) was announced. After the completion of this sale on July 4, 2023, ANV no longer has any regulated insurance subsidiary in the Netherlands.

On June 30, 2023, ANV announced its intention to move its legal seat to Bermuda. As stated in the Group’s press release, this re-domiciliation would entail that:

“Aegon’s group supervision will transfer from the DNB to the BMA. Aegon will maintain its headquarters in the Netherlands, will remain a Dutch tax resident and will continue to be listed on Euronext Amsterdam and on the New York Stock Exchange (NYSE)”

There are compelling reasons for transferring supervision of the Group to the BMA rather than to the DGSFP:

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Appointing the DGSFP as Group supervisor would imply a mismatch between the economic footprint of the Group and its supervisory framework as the EU subsidiaries (Spain and Portugal) amount for less than 0.5% of the total assets of the insurance undertakings of the Group.

•	The DGSFP is not familiar with the core markets of the Group, which are outside the EU and represent over 95% of the total assets of the insurance undertakings of the Group.

In this respect, DGSFP’s supervision of the Spanish subsidiaries has certain particularities, as it is mainly focused on joint ventures from bancassurance alliances, which is of completely different nature that the businesses in the core markets.

Moreover, the Bermuda business is closely related to the Group’s main business in the US (i.e., Transamerica).

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The DGSFP has not had any relevant bilateral relationships with the supervisors of the core businesses. The BMA, given the nature of the Group’s business in Bermuda, has been in regular contact with Iowa Insurance Division (Aegon Group´s supervisor in the US).

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The DGSFP has not involved with the Partial Internal Model (PIM) that the Group uses and did not participate in its approval process. If the DGSFP became Group Supervisor, a reassessment of the PIM as well as any other Solvency II authorization could be necessary.

•	Appointing the DGSFP would not be consistent with the Insurance Core Principles 25 approved by the IAIS.

If the re-domiciliation did not take place, the DGSFP would become the supervisor of a Group with its legal seat in the Netherland but with over 99.5% of the total assets of the insurance undertakings outside the EU; despite being direct supervisor of an immaterial, non-core and singular business of the Group. The DGSFP understands that the output of this regulatory scheme would not be suitable neither consistent with ICP principles.

Accordingly, the designation of the BMA, an equivalent supervisory authority for Solvency II purposes, would achieve adequate supervision of the Group in a more efficient and effective manner while avoiding unnecessary supervisory risks.

Furthermore, ensuring an adequate efficient and effective group supervision was already the aim of the bilateral Delegation Agreement between DNB and DGSFP which applies during the interim period between the sale of the Dutch business to ASR and the re-domiciliation to Bermuda.

In this sense, EIOPA, in the Opinion on a delegation agreement between Dirección General de Seguros y Fondos de Pensiones and De Nederlandsche Bank N.V. under Article 28 of the EIOPA Regulation (EIOPA-BoS-23/254), states that DGSFP’s delegation of the tasks of Group Supervisor to DNB “supports the efficient, effective and consistent supervision of the Group.” https://www.eiopa.europa.eu/publications/eiopa-opinion-delegation-agreement-between-direccion-general-de-seguros-y-fondos-de-pensiones-and-de_en

Sergio Álvarez

Director General of Insurance and Pension Funds

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Aegon believes this materially reflects why DGSFP does not believe it would be the appropriate group supervisor for Aegon following the a.s.r. transaction.

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation.

U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein50; 2591 TV The Hague; the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

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